As filed with the Securities and Exchange Commission on October 15, 2003
===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              --------------------

                                   Schedule TO
                                 (Rule 14d-100)
            Tender Offer Statement under Section 14(d)(1) or 13(e)(4)
                     of the Securities Exchange Act of 1934
                                (Amendment No.)*

                 Alliance World Dollar Government Fund II, Inc.
                       (Name of Subject Company (Issuer))

                 Alliance World Dollar Government Fund II, Inc.
                  (Name of Filing Persons (Offeror and Issuer))

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                    01879R106
                      (CUSIP Number of Class of Securities)

                              Edmund P. Bergan, Jr.
                        Alliance Capital Management L.P.
                           1345 Avenue of the Americas
                            New York, New York 10105
                                 (212) 969-1000
                 (Name, address, and telephone number of person
                        authorized to receive notices and
                   communications on behalf of filing persons)
                                 With a copy to:
                              Patricia A. Poglinco
                               Seward & Kissel LLP
                             One Battery Park Place
                            New York, New York 10004
                            Calculation of Filing Fee
===============================================================================
 Transaction Valuation*                                    Amount of Filing Fee
-------------------------------------------------------------------------------
  $..................................................             $
===============================================================================
* Set forth the amount on which the filing fee is calculated and state how it was determined.

| | Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

| |   Amount Previously Paid:
      Form or Registration No.:
      Filing Party:
      Date Filed:

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

| |   third-party tender offer subject to Rule 14d-1.
|X|   issuer tender offer subject to Rule 13e-4.
| |   going-private transaction subject to Rule 13e-3.
| |   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.

================================================================================

                          Information Contained Herein

Attached hereto are the following relating to Alliance World Dollar Government Fund II, Inc.

1)    Press Release dated October 14, 2003
2)    Press Release dated September 15, 2003

FOR IMMEDIATE RELEASE

Shareholder Contact:
1-800-219-4218


                 ALLIANCE WORLD DOLLAR GOVERNMENT FUND II, INC.
                      ANNOUNCES MODIFIED TENDER OFFER TERMS
                      -------------------------------------

      NEW YORK, NY October 14, 2003 Alliance World Dollar Government Fund II, Inc. (NYSE: AWF) (the "Fund") announced today that the Fund's Board of Directors has modified the terms of the tender offer to be conducted, as previously disclosed, during the fourth quarter of this year. Under the modified terms approved by the Fund's Board of Directors, the Fund will, pursuant to due notification, commence a tender offer on October 20, 2003 for 11,677,555 shares of its common stock representing approximately 15% of the Fund's outstanding shares.

      The offer will be for cash at a price equal to the net asset value per share determined as of the close of the regular trading session of the New York Stock Exchange on the date after the offer expires. The offer will expire at 12:00 Midnight Eastern Time on November 14, 2003, unless extended. The definitive terms and conditions of the offer will be as set forth in the Fund's Offer to Purchase, to be dated October 20, 2003, and the related Letter of Transmittal.

      The Fund is a non-diversified, closed-end U.S. registered management investment company whose investment adviser is Alliance Capital Management L.P. The Fund has current net assets of approximately $1 billion and invests substantially all of the assets in U.S. and non-U.S. fixed income securities denominated in U.S. dollars with the primary investment objective of high current income and a secondary investment objective of capital appreciation.

      This announcement is not an offer to purchase or solicitation of an offer to sell shares of the Fund. The offer is made only by the Offer to Purchase and the related Letter of Transmittal. Holders of Fund shares should read these documents when they are available because they contain important information. These and other filed documents are available to investors without charge both at the website of the Securities and Exchange Commission and from the Fund. The offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the offer would violate that jurisdiction's laws.

Press Release

Shareholder Contact:
1-800-219-4218

                 ALLIANCE WORLD DOLLAR GOVERNMENT FUND II, INC.
                     ANNOUNCES COMMENCEMENT OF TENDER OFFER
                     --------------------------------------

      NEW YORK, NY September 15, 2003 - Alliance World Dollar Government Fund II, Inc. (NYSE:AWF) (the "Fund") announced today basic terms of the tender offer to be conducted during the fourth quarter of this year. Under the terms approved by the Fund's Board of Directors, the Fund will, pursuant to due notification, commence a tender offer on October 20, 2003 for 3,892,518 shares of its common stock representing approximately 5% of the Fund's outstanding shares. The offer will be for cash at a price equal to the net asset value per share determined as of the close of the regular trading session of the New York Stock Exchange on the date after the date the offer expires. The offer will expire at 12:00 Midnight Eastern Time on November 14, 2003, unless extended. On September 5, 2003, the net asset value of a share of the Fund was $12.59 per share and the per share market price on the Exchange was $11.78 representing a 6.43% discount from net asset value. The offer is in fulfillment of an undertaking regarding the possibility of a tender offer in 2003 stated in the Fund's prospectus dated July 27, 1993.

      The terms and conditions of the offer will be set forth in the Fund's Offer to Purchase, to be dated October 20, 2003, and the related Letter of Transmittal.

      The Fund is a non-diversified, closed-end U.S. registered management investment company whose investment adviser is Alliance Capital Management L.P. The Fund has current net assets of approximately $979 million and invests substantially all of the assets in U.S. and non-U.S. fixed income securities denominated in U.S. dollars with the primary investment objective of high current income and a secondary investment objective of capital appreciation.

      This announcement is not an offer to purchase or solicitation of an offer to sell shares of the Fund. The offer is made only by the Offer to Purchase and the related Letter of Transmittal. Holders of Fund shares should read these documents when they are available because they contain important information. These and other filed documents are available to investors for free both at the website of the Securities and Exchange Commission and from the Fund. The offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the offer would violate that jurisdiction's laws.




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